Filed Pursuant to Rule 433

Registration No. 333-236429

Free Writing Prospectus dated September 22, 2020

Relating to the Preliminary Prospectus

Supplement dated September 22, 2020

To the Prospectus dated February 14, 2020

Kemper Corporation

$400,000,000

2.400% Senior Notes due 2030

Final Term Sheet

Issuer:	Kemper Corporation

Security Type:	Senior Notes

Format:	SEC Registered

Anticipated Ratings (Moody’s / S&P / Fitch):*	Baa3 / BBB / BBB

Principal Amount:	$400,000,000

Trade Date:	September 22, 2020

Settlement Date:	September 29, 2020 (T+5)

Maturity Date:	September 30, 2030

Interest Payment Dates:	March 30 and September 30, commencing on March 30, 2021

Interest Payment Frequency:	Semi-annually

Coupon (Interest Rate):	2.400% per annum

Price to Public:	99.859% of the principal amount

Net Proceeds (Before Expenses):	$396,836,000

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Price/Yield:	99-19+ / 0.666%

Spread to Benchmark Treasury:	+175 bps

Re-offer Yield to Maturity:	2.416%

Optional Redemption:

Prior to June 30, 2030 (three months prior to the maturity date (the “par call date”)), we may redeem the notes, in whole at any time or in part from time to time, at our option, at a redemption price equal to accrued and unpaid interest on the principal amount of the notes being redeemed to, but excluding, the redemption date plus the greater of (a) 100% of the principal amount of the notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if the notes matured on the par call date (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points.

On or after the par call date, we may redeem the notes, in whole at any time or in part from time to time, at our option at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the notes being redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	488401 AC4 / US488401AC40

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. JMP Securities LLC

Piper Sandler & Co. Raymond James & Associates, Inc. UBS Securities LLC

*

The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer expects that delivery of the notes will be made to investors on or about September 29, 2020, which will be the fifth business day following the date of the prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, Morgan Stanley & Co. LLC at 1-800-584-6837 or Wells Fargo Securities, LLC at 1-800-645-3751.

This communication should be read in conjunction with the preliminary prospectus supplement, dated September 22, 2020, and the accompanying prospectus, dated February 14, 2020. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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